EXHIBIT 12.1
ALEXANDRIA REAL ESTATE EQUITIES, INC.
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

	Three Months Ended March 31, 2014	Year Ended December 31, (a)
		2013	2012		2011	2010		2009

Income from continuing operations before noncontrolling interests (b)	40,911	$139,349	$96,712		$117,316	$122,038		$120,248
Add: Interest expense	19,123	67,952	69,184		63,373	66,341		77,165
Subtract: Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(243)	(954)	(955)		(1,323)	(1,156)		(1,217)
Earnings available for fixed charges (c)	$59,791	$206,347	$164,941		$179,366	$187,223		$196,196

Fixed charges:
Interest incurred	$30,931	$128,038	$131,424		$120,610	$132,345		$148,207

Preferred stock dividends	6,471	25,885	27,328		28,357	28,357		28,357
Preferred stock redemption charge	—	—	5,978		—	—		—

Total combined fixed charges and preferred stock dividends	$37,402	$153,923	$164,730		$148,967	$160,702		$176,564

Consolidated ratio of earnings to fixed charges	1.93	1.61	1.26	(d)	1.49	1.41	(e)	1.32

Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	1.60	1.34	1.00	(d)	1.20	1.17	(e)	1.11

(a)	Amounts disclosed for prior periods have been reclassified to conform to the current period presentation related to discontinued operations.

(b)	Includes gains on sales of land parcels that are not attributable to discontinued operations.

(c)
For purposes of calculating the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before noncontrolling interests and interest expense less noncontrolling interests in income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest).

(d)
Ratios for the year ended December 31, 2012, include the effect of losses on early extinguishment of debt aggregating $2.2 million, a preferred stock redemption charge of $6.0 million, impairment of land parcel of $2.1 million, and impairment of real estate of $11.4 million. Excluding the impact of losses on early extinguishment of debt, the preferred stock redemption charge, impairment of land parcel, and the impairment of real estate, the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2012, were 1.42 and 1.13, respectively.

(e)
Ratios for the year ended December 31, 2010, include the effect of loss on early extinguishment of debt aggregating $45.2 million. Excluding the impact of loss on early extinguishment of debt, the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2010, were 1.76 and 1.45, respectively.